As filed with the Securities and Exchange Commission
                       on November 26, 2003
=================================================================

                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                    -------------------------
                           Schedule TO

    Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
              of the Securities Exchange Act of 1934
                        (Amendment No. 1)*

          Alliance World Dollar Government Fund II, Inc.
                (Name of Subject Company (Issuer))

          Alliance World Dollar Government Fund II, Inc.
          (Name of Filing Persons (Offeror and Issuer))

              Common Stock, Par Value $.01 Per Share
                  (Title of Class of Securities)

                            01879R106
              (CUSIP Number of Class of Securities)

                      Edmund P. Bergan, Jr.
                 Alliance Capital Management L.P.
                   1345 Avenue of the Americas
                     New York, New York 10105
                          (212) 969-1000
          (Name, address, and telephone number of person
         authorized to receive notices and communications
                   on behalf of filing persons)

                         With a copy to:
                  Patricia A. Poglinco, Esquire
                       Seward & Kissel LLP
                      One Battery Park Place
                     New York, New York 10004
                    Calculation of Filing Fee
=================================================================
     Transaction Valuation               Amount of Filing Fee
-----------------------------------------------------------------
         $152,158,541.65 (a)..........       $12,309.63(b)
=================================================================
(a) Calculated as the aggregate maximum purchase price to be paid for 11,677,555 shares in the offer, based upon the net asset value per share of $13.03 at October 16, 2003.

(b) Calculated as the Transaction Valuation multiplied by 0.00008090.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $12,309.63
     Form or Registration No.: Schedule TO
     Filing Party: Alliance World Dollar Government Fund II, Inc.
     Date Filed: October 20, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

=================================================================

                      Introductory Statement

         This Amendment Number 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 20, 2003 by Alliance World Dollar Government Fund II, Inc., (the "Fund"), relating to an offer to purchase for cash (the "Offer") up to 11,677,555 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares") amends such Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities and Exchange Act of 1934 and General Instruction H of Schedule TO:

                  The Offer expired at 12:00 Midnight Eastern
         Time on November 14, 2003. Pursuant to the Offer, 10,201,653 Shares were properly tendered and not withdrawn and all of such tendered Shares were accepted by the Fund on November 24, 2003 for purchase at the price of $13.02 per Share, the net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on November 17, 2003. Payment for the Shares purchased was made on or about November 25, 2003. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $132,825,522.06.

         Reference is hereby made to the press release issued by the Fund on November 17, 2003 a copy of which is attached hereto as Exhibit (a)(5)(ix) and is incorporated herein by reference and the press release issued by the Fund on November 24, 2003 a copy of which is attached hereto as Exhibit (a)(5)(x) and is incorporated herein by reference.

Item 12.  Exhibits.

         (a)(5)(ix) Press Release issued on November 17, 2003.

         (a)(5)(x) Press Release issued on November 24, 2003.

                            SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ALLIANCE WORLD DOLLAR GOVERNMENT
                                FUND II, INC.


                                /s/ Drew Gangolf
                                ----------------
                                Name: Drew Gangolf.
                                Title: Assistant Secretary

Dated: November 26, 2003






00250.0444 #444178